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                          July 15, 2020

       Leo Ehrlich
       Chief Executive Officer
       Innovation Pharmaceuticals Inc.
       301 Edgewater Place     Suite 100
       Wakefield, MA 01880

                                                        Re: Innovation
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 10, 2020
                                                            File No. 333-239817

       Dear Mr. Ehrlich:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences